40-206A/A 803-00184


SEC MAIL
RECEIVED
OCT 01 2007
PROCESSING
WASH. D.C.
161
SECTION

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A
OF THE INVESTMENT ADVISERS ACT OF 1940
GRANTING RELIEF FROM SECTION 205 OF THE ACT
AND RULE 205-1 THEREUNDER

FRANKLIN PORTFOLIO ASSOCIATES, LLC
THE HIRTLE CALLAGHAN TRUST

Please send all communications, notices and orders to:

David Dirks
Franklin Portfolio Associates LLC
One Boston Place, 29th Floor
Boston, Massachusetts 02108

Copies to:
Laura Anne Corsell, Esq.
Montgomery, McCracken, Walker & Rhoads
123 South Broad Street
Avenue of the Arts
Philadelphia, PA 19109

Rhonda Fell
Hirtle Callaghan & Co.
Five Tower Bridge
300 Barr Harbor Drive, Suite 500
West Conshohocken, PA 19428
And
Laurie Knapp
Mellon Financial Corporation
One Boston Place, 8th Floor
Boston MA 02108

Total Pages: 34


07055361

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of FRANKLIN PORTFOLIO ASSOCIATES, LLC THE HIRTLE CALLAGHAN TRUST	AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 205 OF THE ACT AND RULE 205-1 THEREUNDER

This application is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Franklin Portfolio Associates, LLC ("FPA") and The Hirtle Callaghan Trust ("Trust") (collectively, the "Applicants") pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). Applicants seek an order of exemption from the requirements of Section 205 of the Advisers Act and Rule 205-1 thereunder to the extent necessary to permit FPA to receive an investment advisory fee from the Trust calculated in the manner described below.

Summary of the Application.

FPA is one of five investment advisory organizations that provide portfolio management services to The Small Capitalization Equity Portfolio of the Trust (the "Portfolio"). Under the terms of its portfolio management agreement with the Trust ("FPA Agreement"), FPA is responsible for providing day-to-day decisions with respect to the investment of that portion of the Portfolio's assets ("FPA Account") that are allocated to FPA by the Trust's Board of

Trustees (the "Board"). For its services under that Agreement, FPA currently receives a fee at the annual rate of 0.40 percent of the average daily net asset value of the FPA Account, payable monthly.

Applicants seek to amend the FPA Agreement to provide for the payment to FPA of performance-based compensation. The terms of such amendment ("Performance Fee Amendment") have been conditionally approved by the Trust's Board of Trustees ("Board") and by the Portfolio's shareholders. The Performance Fee Amendment contemplates a fee arrangement, commonly referred to as a "fulcrum fee" ("Proposed Fulcrum Fee") designed to reward FPA for performance that exceeds the total return of the Portfolio's benchmark index by a factor of at least 0.40% (40 basis points) when the assets of the FPA Account are less than $100 million, and 0.35% (or 35 basis points) when the assets of the FPA Account exceed $100 million. Further, the Performance Fee Amendment is also designed to reduce FPA's compensation with respect to periods during which lesser performance is achieved.

As proposed, the Proposed Fulcrum Fee would be calculated based on the gross total return of the FPA Account. This method of calculation is inconsistent with the technical requirements of Section 205 of the Advisers Act and Rule 205-1 thereunder. These provisions, when taken together, preclude a registered investment adviser from receiving a fulcrum fee from a registered investment company unless, among other things, such fee is calculated based on the difference between the net asset value of such company at the beginning of a specified period and the company's net asset value at the end of such period.

Applicants are seeking exemptive relief from Section 205 of the Advisers Act, and Rule 205-1 thereunder, to the extent necessary to permit (i) the calculation of the proposed fee based on the performance of the FPA Account measured by the change in the FPA Account's gross asset value, rather than the change in net asset value of the FPA Account, as contemplated by

Rule 205-1, and (ii) the application of the proposed fee only to the FPA Account and not to the Portfolio as a whole. The Commission has previously granted relief with respect to several similar fulcrum fee arrangements pursuant to joint applications by the Trust and various other investment advisers. *See Goldman Sachs Asset Management, et al.,* Investment Advisers Act Release Nos. 1806 (June 25, 1999) (notice) and 1809 (July 21, 1999) (order); *Capital Guardian Trust Company, et al.,* Investment Advisers Act Release Nos. 1960 (August 7, 2001) (notice) and 1972 (September 6, 2001) (order); *Artisan Partners Limited Partnership, et al.,* Investment Advisers Act Release Nos. 1969 (August 16, 2001) (notice) and 1974 (September 12, 2001) (order); *Sterling Johnston Capital Management, L.P., et al.,* Investment Advisers Act Release Nos. 1993 (November 1, 2001) (notice) and 1998 (November 27, 2001) (order).

I. BACKGROUND

A. The Applicants

1. The Trust The Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), was organized by Hirtle, Callaghan & Co., Inc. ("Hirtle Callaghan") in 1994 to enhance Hirtle Callaghan's ability to obtain for its clients the portfolio management services of independent specialist money management organizations. Shares of the Trust are available exclusively to investors who are clients of Hirtle Callaghan or clients of financial intermediaries, such as investment advisers, that are acting in a fiduciary capacity with investment discretion and that have established relationships with Hirtle Callaghan.

The Trust is a series company that currently consists of nine separate investment portfolios. Day-to-day portfolio management services are provided to each of the Trust's portfolios by one or more independent investment advisory organizations selected by the Trust's

Board; each such organization, including FPA, receives separate compensation for its portfolio management services directly from the portfolio it serves. Pursuant to its agreement with the Trust (the "Hirtle Callaghan Agreement"), Hirtle Callaghan is authorized to exercise investment discretion with respect to the Trust's assets.[1] It is responsible for monitoring the overall investment performance of the Trust's portfolios and the performance of the various portfolio managers that serve the various portfolios. Hirtle Callaghan may also from time to time recommend that the Trust's Board retain additional portfolio managers and/or terminate existing portfolio managers.[2]

2. FPA. FPA, a Massachusetts limited liability company, is a registered investment adviser under the Advisers Act and an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Except to the extent that FPA may be affiliated with the Trust or another investment advisory organization that serves the Trust because it provides portfolio management services to one of the Trust's portfolios, FPA is not affiliated with Hirtle Callaghan, the Trust, or with an investment advisory organization that provides portfolio management services to any portfolio of the Trust.

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[1] Applicants represent that the ability of Hirtle Callaghan to act on a discretionary basis with respect to the Trust should not be a material factor in the Commission's consideration of this Application.

[2] Hirtle Callaghan is registered with the Commission as an investment adviser under the Advisers Act. Under its consulting agreement with the Trust, which agreement is subject to annual review and approval by the Trust's Board as required under Section 15(a) and 15(c) of the 1940 Act, Hirtle Callaghan serves as a "manager of managers" for the Trust. Hirtle Callaghan is not authorized, however, to select new portfolio managers for any of the Trust's portfolios without the approval of the Trust's Board, those members of the Board who are not "interested persons" of Hirtle Callaghan or the Trust and/or the shareholders of the relevant Trust portfolio. Hirtle Callaghan is authorized to reallocate Trust assets among existing portfolio managers. For its services under the consulting agreement, Hirtle Callaghan receives an annual fee of .05 of 1 percent of the average net assets of the Trust. Each of the portfolio managers of the Trust, including FPA, receives separate compensation for its portfolio management services directly from the portfolio served by it.

B. The Portfolio and the FPA Account.

The investment objective of the Portfolio is to provide long-term capital appreciation by investing primarily in equity securities of smaller companies. Portfolio management services are provided to the Portfolio by FPA, Sterling Johnston Capital Management, L.P. ("SJCM"), IronBridge Capital Management, L.P.("IronBridge"), Frontier Capital Management Company ("Frontier") and Geewax, Terker & Co. ("Geewax").

Each of these advisers is responsible for the management of a discrete portion of the Portfolio's assets on a day-to-day basis. In doing so, IronBridge, SJCM, FPA, Frontier, and Geewax act for all practical purposes as though each were advising a separate investment company. For example, percentage limitations on investments are applied to each portion of the Portfolio without regard to the investments in the other adviser's portion. In addition, when any of these advisers receives a printout of portfolio positions from the Trust or its custodian, each generally receives only information about the portion of the Portfolio assigned to it, and not about positions held in the Portfolio as a whole. In addition, each adviser generally is responsible for preparing reports to the Trust and the Board only with respect to its discrete portion of the Portfolio.

The FPA Agreement was approved by the Trust's Board, including a majority of those members of the Board who are not "interested persons" of Hirtle Callaghan or the Trust, on August 26, 2004 and by the shareholders of the Trust on October 25, 2004. Pursuant to the FPA Agreement, FPA is to provide portfolio management services for the FPA Account. For its services under the FPA Agreement, FPA receives a fee at the annual rate of 0.40% of the average daily net asset value of the FPA Account, payable monthly.

At its August 26, 2004 meeting, the Board also unanimously approved an amendment to the FPA Agreement (the "Proposed Amendment")[3] under which the existing fee structure would

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[3] The Proposed Amendment was also approved by shareholders on October 25, 2005. The proxy statement associated with that meeting specifically informed the shareholders that, if approved by the shareholders, the (continued . . .)

be replaced with a proposed fee structure that includes a performance component ("Performance Component"). The Proposed Fulcrum Fee would be calculated based on the performance of the FPA Account and is structured as a "fulcrum fee." The Proposed Amendment would become effective on the first day of the month following the receipt of an order from the Commission approving this amended and restated application ("Effective Date").

C. Calculation of the Proposed Fulcrum Fee.

As indicated above, FPA is currently entitled to receive a fee based on the average daily net assets of the FPA Account. Following the Effective Date, FPA's fee would be adjusted to reflect the performance of the FPA Account, provided that adjustments would be applicable only after the Proposed Amendment has been in effect for 12 months (the "Initial Period").

Under the Performance Fee Amendment, FPA's fee for each of the first three quarters of the Initial Period, would consist of a fee ("Base Fee") computed by multiplying the average daily net assets of the FPA Account for that quarter by the Designated Applicable Rate,[4] dividing the product by 365 and multiplying the resulting amount by the number of days in the quarter.[5]

For the fourth quarter of the Initial Period, FPA shall receive a fee equal to the Designated Applicable Rate applied to the average daily net assets of the FPA Account for the fourth quarter, divided by 365 and then multiplied by the number of days in that quarter plus or minus a Performance Component multiplied by the average daily net assets of the Account for the Initial Period. The Performance Component for the Initial Period shall be calculated by (a) computing

(. . . continued)

Proposed Amendment would not become effective unless and until an order is issued by the Commission specifically authorizing FPA and the Trust to implement the contemplated performance fee arrangement. A copy of the Proposed Amendment is attached hereto as Appendix A.

4 For purposes of this computation, the "Designated Applicable Rate" shall be: .40% for quarters when the average assets of the account are less than $100 million; or .35% for quarters when the average assets of the account are equal to or greater than $100 million

5 Expressed mathematically, the Base Fee is calculated as follows: {[("Designated Applicable Rate")(average daily net assets)] / X} x N, where "X" = the number of days in the preceding 12 month period and "N" = the number of days in the quarter. The average daily net assets are calculated over the preceding quarter during the first three quarters of the initial period and over the preceding 12 month period thereafter.

the difference between (i) the total return of the FPA Account without regard to expenses incurred in the operation of the FPA Account ("Gross Total Return") during the Initial Period, and (ii) the return of the Russell 2000 Index during the Initial Period plus .40%; and (b) multiplying the resulting factor by 10%.

For each quarterly period subsequent to the Initial Period, FPA would be entitled to receive quarterly payments of the Base Fee (approximately 0.10% or 0.0875% (10 or 8.75 basis points), respectively, depending upon the level of assets of the FPA Account, as detailed above) of the average daily net assets of the FPA account plus or minus ¼ of a Performance Component multiplied by the average daily net assets of the FPA Account for the immediately preceding 12 month period, on a "rolling basis."[6] The Performance Component for such subsequent periods shall be calculated by (a) computing the difference between (i) the Gross Total Return of the FPA Account during the immediately preceding 12 month period and (ii) the return of the Russell 2000 Index during such period plus the Designated Applicable Rate; and (b) multiplying the resulting factor by 10%. None of the expenses of the Portfolio, including the advisory fee paid to FPA, would be deducted from the performance of the FPA Account.[7] Gross Total Return does, however, reflect the effect (*i.e.*, reducing performance) of all applicable brokerage and transaction costs.

The maximum annual fee payable under the Performance Fee Amendment would not exceed 70 basis points with respect to any 12-month period when assets of the FPA Account are less than $100 million (or 60 basis points with respect to any 12-month period when quarterly

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6 "Rolling Basis" means that, at each quarterly fee calculation, the Gross Total Return of the FPA Account, the Index Return and the average daily net assets of the FPA Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation. Both the Base Fee and the Performance Component are calculated based on the same rolling period as described in this footnote and the accompanying text.

7 As discussed below, the performance "hurdle" rate has much the same effect as the deduction of FPA's fees.

assets of the FPA Account in each quarter are equal to or in excess of $100 million) and cannot exceed 17.5 basis points for any calendar quarter when assets of the FPA account are less than $100 million (or 15 basis points for any calendar quarter when assets of the FPA account are equal to or more than $100 million). FPA is guaranteed a minimum annual fee of 10 basis points. Further, because the Proposed Amendment provides that no performance adjustment will be paid until the end of the Initial Period, it is possible that payments of the base fee made to FPA during the first 9 months of the performance arrangement may exceed the appropriate performance adjusted fee if the Performance Component has been negative. To address this possibility, the Proposed Amendment provides for a "recoupment feature" with respect to the Initial Period during which the Proposed Amendment is in effect. The recoupment feature will be applicable only if the aggregate payments to FPA made with respect to the Initial Period exceed the performance-adjusted fee FPA would have been entitled to for that period. In the event of such an event, advisory fees payable to FPA will be reduced until the difference between the aggregate quarterly fees received by FPA with respect to the Initial Period and the performance adjusted fee is fully recouped by FPA.[8]

II. RELIEF REQUESTED

For the reasons specified below, Applicants request an exemption from Section 205 and Rule 205-1 under the Advisers Act to the extent necessary to permit the Proposed Fulcrum Fee to be calculated based on a comparison of the "gross" performance of the FPA Account, rather than the entire Portfolio, with the performance of the Index. Further, as described in more detail below, FPA requests an exemption from Section 205 and Rule 205-1 under the Advisers Act for

[8] In the event that the portfolio management agreement with FPA is terminated before any recoupment has been fully accounted for, the Trust will be unable to recoup any remaining fees.

the receipt of any similar fee arrangement that may be negotiated in the future with investment companies under specified circumstances similar to those presented here. Specifically, FPA requests an exemption in those instances where, as is the case with regard to the Trust, (1) the investment advisory fee is negotiated between FPA and the investment company or its primary investment adviser; (2) the fee structure contains a hurdle that is, at all times, no lower than the base fee; (3) neither FPA nor any of its affiliates will serve as distributor or sponsor of the investment company; (4) no member of the board of the investment company will be affiliated with FPA or any of its affiliates; (5) neither FPA nor any of its affiliates will organize the investment company; (6) neither FPA nor any of its affiliates will be an affiliated person of a primary adviser to the investment company or of any other person who provides advice with respect to the investment company's advisory relationships (except to the extent that FPA and/or its affiliates are affiliated with another portfolio manager to the investment company by virtue of the fact that FPA or the affiliate serves as a portfolio manager to the investment company); and (7) applicants will comply with all other provisions of Section 205 and Rules 205-1 and 205-2 under the Advisers Act with respect to the Proposed Fulcrum Fee arrangement with the Trust and to future arrangements.

Applicants submit that granting the exemption would be consistent with the standards for exemption found in Section 206A of the Advisers Act and that the exemption would be appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policies and provisions of the Advisers Act.

III. EXEMPTION FROM SECTION 205 OF THE ADVISERS ACT AND RULE 205-1 THEREUNDER

A. Section 205 of the Advisers Act.

Section 205(a)(l) of the Advisers Act generally prohibits an investment adviser such as FPA from entering into any investment advisory agreement that provides for compensation to the adviser on the basis of a share of capital gains or capital appreciation of a client's account. Section 205(b) of the Advisers Act provides a limited exception to this prohibition, permitting an adviser to a registered investment company and certain other entities to impose a performance based "fulcrum" fee. Specifically, Section 205(b)(2) permits certain performance incentive adjustments if:

> the contract provides for compensation based on the asset value of the company or fund under management averaged over a specified period and increasing and decreasing proportionately with the investment performance of the company or fund over a specified period in relation to the investment record of an appropriate index of securities prices or such other measure of investment performance as the Commission by rule, regulation or order may specify.

When including the performance fee prohibition in Section 205 of the Advisers Act, Congress was addressing a concern that performance fees created incentives for investment advisers to take inappropriate risks in managing a client's account in order to increase advisory fees.[9] At the time the Advisers Act was enacted, performance fees typically rewarded an adviser for good performance, without penalizing the adviser for poor performance. Congress believed

[9] H.R. Rep. No. 2639, 76th Cong., 3d Sess. 29 (1940).

that such performance fee arrangements encouraged advisers to speculate unduly with clients' funds because advisers were in a "heads I win, tails you lose" situation.[10]

When Section 205(a)(l) was enacted in 1940, it did not extend to advisory contracts between registered investment advisers and investment companies registered under the 1940 Act. However, in 1970, Congress amended the Advisers Act and extended the prohibitions on performance fees to advisory contracts with registered investment companies. This amendment was based, in part, on the belief that many investment companies had performance-based fee arrangements that permitted their advisers to earn a "bonus" or performance fee for superior performance without a penalty for inferior performance.[11] Congress believed that by extending the reach of Section 205(a)(l) to "advisory contracts with investment company clients the [1970 amendments] would insulate investment company shareholders from arrangements that give investment managers a direct pecuniary interest in pursuing high risk investment policies."[12] However, the 1970 amendments included an exception from the general prohibition on performance fee arrangements for advisory contracts with investment companies that provide for "proportionate increases and decreases in compensation on the basis of the investment performance of the company as measured against an appropriate index of securities prices or such other measures of investment performance as the Commission may specify."[13] Congress

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10 Hearings On Report No. 1775 before a Subcommittee of the Committee on Banking and Currency, 76th Cong., 3d Sess. 252 (1940).

11 Hearings on H.R. 11995, S. 2224, H.R. 13754, and H.R. 14737, before the Subcommittee on Commerce and Finance of the House Committee on Interstate and Foreign Commerce, 91st Cong., 1st Sess. 870-872 (1969).

12 H.R. Rep. No. 1382, 91st Cong., 2d Sess. 41 (1970); S. Rep. No. 184, 91st Cong., 1st Sess. 45 (1969).

13 S. Rep. No. 184, 91st Cong., 1st Sess. 45 (1969); *see also* Investment Company Amendments Act of 1970, Pub. L. No. 91-547, Sec. 25, 84 Stat. 1432-33.

included this exception because it believed that these types of performance fees did not encourage advisers to take "undue risks with funds of clients.[14]

B. Rule 205-1 under the Advisers Act.

Rule 205-1 under the Advisers Act defines certain terms used in Section 205 regarding the calculation of a fulcrum fee paid by an investment company to an adviser. The Commission promulgated Rule 205-1 to clarify that Section 205 of the Advisers Act requires that both (i) realized capital gains distributions and dividends from investment income paid by investment companies, and (ii) all cash distributions paid on the stocks of the companies that comprise the index of securities prices chosen to measure the relative performance of the investment company, must be treated as reinvested when calculating the "investment performance" of the investment company and the "investment record" of the index.[15] Rule 205-1(a) defines the term "investment performance" of an investment company as the sum of:

> (1) the change in its net asset value per share during [the relevant period];
>
> (2) the value of its cash distributions per share accumulated to the end of such period; and
>
> (3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of such period;

expressed as a percentage of its net asset value per share at the beginning of such period.

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[14] S. Rep. No. 184, 91st Cong., 1st Sess. 45 (1969); *see also* Commission Staff Report, "Protecting Investors: A Half-Century of Investment Company Regulation" (May 1992) (hereinafter; "*Protecting Investors*").

[15] Investment Advisers Act Rel. No. 316 (April 6, 1972) (proposing adoption of Rule 205-1).

Unlike Section 205, which only requires the investment management agreement to provide for compensation based on the *asset value* of the company or fund under management averaged over a specified period, Rule 205-1 requires the calculation of the fee to be based on the change in the *net asset value* of the shares in question.[16] It is the Applicants' understanding that the Commission required the fulcrum fee calculation to be based on net asset value to address the possibility that an adviser might receive a performance-based fee during a period when investment company shareholders, due to the deduction of expenses and fees, may not have received the benefit of the performance on which the performance fee was based.

C. The Proposed Fulcrum Fee Is Consistent with the Underlying Policies of Section 205 and Rule 205-1.

When Congress enacted Section 205 of the Advisers Act, it was concerned that investment advisers were in a position to take advantage of their advisory clients because the vast majority of investment advisers exercised a high level of control over the structuring of the advisory relationship. Consequently, Congress, in adopting and amending Section 205, and the Commission, in promulgating Rule 205-1, put into place safeguards designed to help ensure that advisory clients would not be taken advantage of by investment advisers. For purposes of this Amended and Restated Application, the relevant provision of Rule 205-1 is the requirement that the investment performance be based on the change in the FPA Account's net asset value per share during the measurement period.

As discussed in more detail below, Applicants submit that the strict application of this provision of Rule 205-1 is not necessary for the protection of investors under the circumstances

[16] Rule 205-2 under the Advisers Act also is applicable to the proposed Fulcrum Fee. However, Rule 205-2, like Section 205, contemplates calculation of a fulcrum fee based on "the asset value of the company or fund under management" and does not distinguish between gross asset value and net asset value. The Fulcrum Fee would comply with the requirements set forth in Rule 205-2.

presented. In the present instance, FPA has little, or no, influence over the overall management of the Trust or the Portfolio beyond the stock selection process. Management functions of the Trust and the Portfolio reside in the Trust's Board. FPA neither acts as a distributor or sponsor for the Portfolio nor are any Board members affiliated with FPA. The Proposed Fulcrum Fee was actively negotiated at arm's length between the parties. Moreover, the Proposed Fulcrum Fee requires the performance of the FPA Account to both match the index *and* exceed a performance hurdle before FPA is entitled to receive any performance-based component of its fee." For these reasons, Applicants request exemptive relief from Section 205 and Rule 205-1 under the Advisers Act to permit the Proposed Fulcrum Fee and submit that the exemption would be appropriate in the public interest and consistent with the protection of investors and the intended purposes of Section 205 and Rule 205-1.

1. The Proposed Fulcrum Fee Arrangement Was the Product of Active Negotiation between FPA and the Trust. As indicated above, the assets of each of the several portfolios of the Trust are managed by investment advisory organizations not otherwise affiliated with the Trust or with Hirtle Callaghan, nor are they otherwise affiliated with FPA, which itself is not otherwise affiliated with the Trust or Hirtle Callaghan. Services provided by these portfolio managers are limited to investment selection, placement of transactions for execution and certain compliance functions directly related to such services. The Trust's portfolio managers are not, however, responsible for the distribution of shares of the Trust or any of its portfolios, nor do they otherwise control the portfolios or the Trust. This statement holds true for FPA, as well. Specifically, in the present instance, aside from the portfolio management relationship, FPA is not affiliated with the Trust or with Hirtle Callaghan, nor does FPA or its affiliates control any of the portfolios or the Trust. As further evidence that FPA does not control the Trust or the Portfolio, it should be noted that: (i) neither FPA nor any of its affiliates sponsored or organized the Trust or serves as a distributor or principal underwriter of the Trust; (ii) neither FPA nor any of its affiliates owns any shares issued by the Trust; (iii) no officer, director or employee of FPA, nor of its affiliates, serves as an executive officer or director of the Trust; and (iv) neither FPA nor any of its affiliates is an affiliated person of Hirtle Callaghan or any other person who provides investment advice with respect to the Trust's advisory relationships (except to the extent that such affiliation may exist by reason of FPA or any of its affiliates serving as investment adviser to the Trust).

The Trust's structure is very different than that of traditional investment companies, as they existed at the time Rule 205-1 was promulgated. In the traditional model, the investment company's investment adviser provides not only investment selection and related services but also often provides distribution services. In contrast, the Trust itself, acting through its Board and its officers, is directly and fully responsible for supervising the Trust's service providers (including the several portfolio mangers) and monitoring the operating expenses of each of the Trust's portfolios. In addition, for those portfolios of the Trust, including the portfolios served by more than one portfolio manager, the Trust's Board also is responsible for allocating the assets of the several portfolios among such portfolio managers. Finally, the Board is responsible for any decision to hire or fire any portfolio manager. Such authority, of course, rests in the hands of all investment company boards and the Trust's Board has actively exercised this authority.

For the reasons stated above, Applicants request, to the extent necessary to permit the Proposed Fulcrum Fee adjustment to be calculated using the formula described, an exemption from the requirement set forth in Section 205 and Rule 205-1 under the Advisers Act that a fulcrum fee be based on the net asset value of the shares of the investment company in question. The Trust was and is on equal footing with FPA with respect to the negotiation of the Proposed

Fulcrum Fee and therefore does not need the protections afforded by calculating the Proposed Fulcrum Fee based on net assets.

2. The Proposed Fee Formula Includes a Performance Hurdle and Is Consistent with the Intent of Rule 205-1. As noted above, Rule 205-1 contemplates that a fulcrum fee will be calculated based on the net asset value of the shares of the investment company. The purpose behind this provision is to align, as nearly as possible, the interests of the investment company and the adviser when calculating the fulcrum fee. The Commission felt that basing the fulcrum fee on the net asset value of investment company shares would help to prevent a situation where an adviser could earn a performance-based fee even though investment company shareholders did not derive the benefits of the adviser's performance after the deduction of fees and expenses.

Applicants believe that the Proposed Fulcrum Fee would be fair to the Portfolio and its shareholders because the fee was the result of arm's length negotiations between FPA and the Trust, because the shareholders have approved the Proposed Fulcrum Fee and because the fee formula includes a performance hurdle that FPA must meet before earning the Performance Component of the Proposed Fulcrum Fee. Consequently, Applicants submit that the Proposed Fulcrum Fee meets the standards for an exemption from Section 205 and Rule 205-1 under the Advisers Act because it is appropriate in the public interest and consistent with the protection of investors and the purposes intended by the policies and provisions of the Advisers Act.

Under the Proposed Fulcrum Fee arrangement, the amount of FPA's Performance Component is determined by comparing the gross performance achieved by the FPA Account during a particular period to the performance of the Russell 2000 Index during that period.[17] However, unlike traditional fulcrum fee arrangements, FPA would not receive the Performance Component of its fee *unless* its management of the FPA Account has resulted in performance in excess of the Index, *plus* a performance hurdle equal to the 0.40 and/or 0.35 percent base fee, dependent on assets of the FPA Account under the Proposed Fulcrum Fee. In other words, because of this performance hurdle, FPA, in effect, has to "earn its keep" before it receives the Performance Component. Because the performance of the index is "grossed up" by the 0.40 and/or 0.35 percent hurdle, the calculation of the Performance Component has much the same effect as the deduction of FPA's fees.[18] Accordingly, FPA would not earn any performance-based fee until the Portfolio's shareholders also have derived the benefit of the FPA Account's performance. Consequently, Applicants request an exemption from Section 205 and Rule 205-1 under the Advisers Act to the extent necessary to implement the Proposed Fulcrum Fee arrangement. Because the Proposed Fulcrum Fee contains a performance hurdle, the Portfolio's shareholders will have protections similar to those contemplated by the net asset value requirement of Rule 205-1.

IV. APPLICANTS' CONDITIONS

Applicants agree that to the extent FPA relies on the requested order with respect to advisory arrangements with other investment companies that it advises, those arrangements will meet the following requirements: (i) the investment advisory fee will be negotiated between FPA and the investment company or its primary investment adviser; (ii) the fee structure will

17 The term "gross performance" as used in the context of the Proposed Fee means that the Franklin Account's total assets have not been reduced by the amount of any expenses incurred in the operation of the Franklin Account. Conversely, "net performance" refers to the performance of the Franklin Account minus all expenses.

18 In the event the fee changes, the performance hurdle also would be changed to match the fee.

contain a hurdle that is no lower than the Base Fee and, should the Base Fee change, the hurdle also will be changed to match the Base Fee and to ensure that the investment advisory fee continues to have the potential to increase and decrease proportionally; (iii) neither FPA nor any of its affiliates will serve as distributor or sponsor of the investment company; (iv) no member of the board of the investment company will be affiliated with FPA or any of its affiliates;[19] (v) neither FPA nor any of its affiliates will organize the investment company; (vi) neither FPA nor any of its affiliates will be an affiliated person of any primary adviser to the investment company or of any other person who provides advice with respect to the investment company's advisory relationships (except to the extent that FPA and/or its affiliates may be affiliated with another portfolio manager by virtue of the fact that FPA or the affiliate serves as a portfolio manager to the investment company or to another investment company); and (vii) applicants will comply with all other provisions of Section 205 and Rules 205-1 and 205-2 under the Advisers Act with respect to the Proposed Fulcrum Fee arrangement with the Trust and to future arrangements.

V. PROCEDURAL MATTERS

Pursuant to Rule 0-4(f) under the Advisers Act, Applicants state that written or oral communications regarding this Amended and Restated Application should be directed to the names and addresses indicated on the cover of this Amended and Restated Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Advisers Act without conducting a hearing.

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[19] It should be noted that, as of the date of this Application, no member of the board of the investment company is currently affiliated with FPA or any of its affiliates.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Amended and Restated Application. Each person signing the Amended and Restated Application is fully authorized to do so. Specifically, on June 14, 2005, the Board approved the filing of this application. A copy of a Secretary's Certificate certifying the Board's approval is attached hereto as Exhibit B-1. The filing of this Amended and Restated Application was approved by the President and Chief Executive Officer of FPA who, pursuant to the governing documents of FPA, has the authority to submit this Amended and Restated Application on behalf of FPA. A Certificate of Resolution certifying to that fact is attached hereto as Exhibit B-2. The verifications on behalf of each Applicant required by Rule 0-4(d) are attached hereto as Exhibits B-3 and B-4. The proposed notice required by Rule 0-4(g) is attached hereto as Exhibit C.

On the basis of the foregoing, the undersigned submits that all of the requirements contained in Rule 0-4 of the Advisers Act relating to the signing and filing of this Amended and Restated Application have been complied with and the undersigned, who has signed and filed this application, on the 17th day of July, 2006, in the name and on behalf of the Trust is fully authorized to do so.

THE HIRTLE CALLAGHAN TRUST



By:
Name: Robert J. Zion
Title: Vice-President

On the basis of the foregoing, the undersigned submits that all of the requirements contained in Rule 0-4 of the Advisers Act relating to the signing and filing of this Amended and Restated Application have been complied with and the undersigned, who has signed and filed this application, on the 18TH day of SEPT, 2007, in the name and on behalf of FPA is fully authorized to do so.

FRANKLIN PORTFOLIO ASSOCIATES, LLC



By:
Name: John S. Cone
Title: President and Chief Executive Officer

EXHIBIT A

Proposed Performance Fee Amendment

AMENDMENT effective as of ___________, to that certain Portfolio Management Agreement dated _________, 200__, ("Agreement") between Franklin Portfolio Associates, a Massachusetts limited liability company, ("Specialist Manager") and The Hirtle Callaghan Trust, a Delaware business trust ("Trust").

WHEREAS, the Trust has retained the Specialist Manager to provide a continuous program of investment management for a portion of the assets of The Small Capitalization Equity Portfolio of the Trust ("Account") pursuant to the Agreement; the Trust desires to compensate the Specialist Manager for its services based, in part, on the performance achieved by the Specialist Manager for the Account;

NOW THEREFORE, in consideration of the promises and covenants set forth herein and intending to be legally bound hereby, it is agreed between the parties to amend the Agreement by deleting Section 4 in its entirety and replacing it with the following new Section 4:

Section 4 Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Specialist Manager under this Agreement, the Specialist Manager shall not be liable for any expenses of the Trust including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Portfolio Management Agreement, Specialist Manager shall be entitled to receive a fee as follows:

Initial Period. Under the Performance Fee Amendment, Specialist Manager's fee would be adjusted to reflect the performance of the Account only after the Performance Fee Amendment has been in effect for 12 months ("Initial Period") following the date ("Effective Date") on which the Performance Fee Amendment becomes effective.

For each of the first three quarters of the Initial Period, Specialist Manager shall receive a Base Fee at the applicable annual rate (the "Designated Applicable Rate") applied to the average daily net assets of the Account for that quarter, divided by 365 and then multiplied by the number of days in that quarter. The Designated Applicable Rate shall be: .40% for quarters when the average assets of the account are less than $100 million; or .35% for quarters when the average assets of the account are equal to or greater than $100 million. For the fourth quarter of the Initial Period, Specialist Manager shall receive a fee equal to the Designated Applicable Rate applied to the average daily net assets of the Account for that quarter, divided by 365 and then multiplied by the number of days in that quarter plus or minus a Performance Component multiplied by the average net assets of the Account for the Initial Period. The Performance Component shall be calculated by (a) computing the difference between (i) the total return of the Account without regard to expenses incurred in the operation of the Account ("Gross Total Return") during the Initial Period, and (ii) the return of the Russell 2000 Index during the Initial

Period plus an amount equal to the Designated Applicable Rate (for purposes of calculating the Performance Component for the Initial Period, the Designated Applicable Rate shall be deemed to be .40%); and (b) multiplying the resulting factor by 10%. The minimum annual fee payable to the Specialist Manager for the initial period shall be 0.10%. The maximum annual fee payable to the Specialist Manager for the initial period shall be 0.70%.

Subsequent Quarterly Periods During Which the Assets of the Account are Less Than $100 Million. For each quarter following the fourth quarter of the Initial Period during which the assets of the account are less than $100 million, Specialist Manager will receive a quarterly fee of 10 basis points plus or minus 25% of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period and set forth above) multiplied by the average net assets of the Account for the immediately preceding 12 month period, on a "rolling basis." This means that, at each quarterly fee calculation, the Gross Total Return of the Account, the Index Return and the average net assets of the Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation. Notwithstanding the formula set forth above, the maximum fee to which Specialist Manager shall be entitled with respect to any 12 month period under such circumstances shall be .70% of the average net assets of the Account (or 70 basis points). The maximum fee to which Specialist Manager shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .175% of the average net assets of the Account (or 17.5 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Account outperforms the Index by a factor of at least 340 basis points. The minimum annual fee payable to Specialist Manager under the Performance Fee Amendment during which the assets of the account are less than $100 million shall be 0.10%.

Subsequent Quarterly Periods During Which the Assets of the Account are Equal to or Greater Than $100 Million. For each quarter following the fourth quarter of the Initial Period during which the assets of the account are equal to or greater than $100 million, Specialist Manager will receive a quarterly fee of 8.75 basis points plus or minus 25% of the Performance Component (calculated in the same manner as set forth with respect to the Initial Period and set forth above) multiplied by the average net assets of the Account for the immediately preceding 12 month period, on a "rolling basis." This means that, at each quarterly fee calculation, the Gross Total Return of the Account, the Index Return and the average net assets of the Account for the most recent quarter will be substituted for the corresponding values of the earliest quarter included in the prior fee calculation. Notwithstanding the formula set forth above, the maximum fee to which Specialist Manager shall be entitled with respect to any 12 month period under such circumstances shall be .60% of the average net assets of the Account (or 60 basis points). The maximum fee to which Specialist Manager shall be entitled with respect to any quarter (other than the fourth quarter of the Initial Period) shall be .15% of the average net assets of the Account (or 15 basis points). Due to the performance hurdle noted above, this maximum fee level would be attained only to the extent that the Account outperforms the Index by a factor of at least 285 basis points. The minimum annual fee payable to Specialist Manager under the Performance Fee Amendment during which the assets of the account are greater than $100 million shall be 0.10%.

Recoupment Feature. The Performance Fee Amendment provides for a "recoupment feature" with respect to the Initial Period. If the aggregate of the payments to Specialist Manager made with respect to the first four quarters following the Effective Date exceed the Performance Adjusted Fee to which Specialist Manager would be entitled with respect to the Initial Period, advisory fees payable to Specialist Manager with respect to each succeeding quarter will be reduced until the difference between the aggregate quarterly fees received by Specialist Manager with respect to the Initial Period and such Performance Adjusted Fee is fully recouped by the Account. Specialist Manager could, therefore, not be entitled to receive any advisory fee payment following the Initial Period, depending on the performance actually achieved by the Account during such period.

In the event of termination of this Agreement, all compensation due to the Specialist Manager through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within fifteen business days of the date of termination. This Amendment shall become effective as of the first date written above.

Franklin Portfolio Associates, LLC:	The Hirtle Callaghan Trust on behalf of The Small Capitalization Equity Portfolio:
By:________________	By: ________________
Date:________________	Date: ________________

Exhibit B-1

Secretary's Certificate

The undersigned Secretary of The Hirtle Callaghan Trust (Trust"), does hereby certify that the following resolution was duly adopted by the Board of Trustees of such Trust as of June 14, 2005:

RESOLVED, that the officers of The Hirtle Callaghan Trust ("Trust") be, and they hereby are, authorized and directed on behalf of the Trust and in its name to join with Franklin Portfolio Associates, LLC ("FPA") as a co-applicant in an application to the Securities and Exchange Commission for exemptive relief from Section 205 of the Investment Advisers Act of 1940 and Rule 205-1 thereunder to the extent necessary to permit FPA to receive performance based compensation that is calculated based on the gross performance achieved by FPA in managing assets of the Small Capitalization Equity Portfolio; and be it further

RESOLVED, that such officers be, and each hereby is, authorized to take such actions in connection with such application or applications as the officer or officers so acting may deem necessary or appropriate including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment or amendments to such application or applications.

In Witness Whereof, I have hereunto set my hand on this 14th day of Sept., 2007.



Kerry Reilly
Secretary
The Hirtle Callaghan Trust

Exhibit B-2

CERTIFICATE
OF FRANKLIN PORTFOLIO ASSOCIATES, LLC
AUTHORIZING FILING OF AMENDED AND RESTATED APPLICATION

I hereby certify that I am the President and Chief Executive Officer of Franklin Portfolio Associates, LLC and that, as such, I am authorized to execute this Amended and Restated Application on behalf of Franklin Portfolio Associates, LLC.

IN WITNESS WHEREOF, I have hereunto set my hand on this 18TH day of SEPT 2007.

Franklin Portfolio Associates, LLC

By: 
John S. Cone

Its: President and Chief Executive Officer

Exhibit B-3

VERIFICATION

COMMONWEALTH OF MASSACHUSETTS:
: SS.
COUNTY OF SUFFOLK:

The undersigned being duly sworn deposes and says that he has duly executed the attached Amended and Restated Application for Exemption dated SEPT 18, 2007, for and on behalf of Franklin Portfolio Associates, LLC; that he is the President and Chief Executive Officer of Franklin Portfolio Associates, LLC; and that all actions by its directors, officers and other persons necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof and that the facts therein set forth are true to the best of his or her knowledge, information and belief.



Name: John S. Cone
Title: President and Chief Executive Officer

Subscribed and Sworn to
before me this 18th day
of SEPT 2007.



Notary Public

My commission expires:


GREGG E. PENDERGAST
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 22, 2014



Exhibit B-4

VERIFICATION

STATE OF PENNSYLVANIA:
: SS
COUNTY OF MONTGOMERY:

The undersigned being duly sworn deposes and says that he has duly executed the attached Amended and Restated Application for Exemption dated September 20, 2007, for and on behalf of The Hirtle Callaghan Trust, a Delaware statutory trust; that he is the Vice-President of such trust; and that all action by unit holders, trustees and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.



Name: Robert J. Zion

Title: Vice-President

The Hirtle Callaghan Trust

Subscribed and Sworn to
before me this 20th day
of September ~~2006~~. 2007.



Notary Public Christine L. Trakes

My commission expires: April 27, 2008


NOTARIAL SEAL
CHRISTINE L TRAKES
Notary Public
WEST CONSHOHOCKEN BORUGH
MONTGOMERY COUNTY
My Commission Expires Apr 27, 2008

EXHIBIT C

Securities and Exchange Commission (S.E.C.)
Investment Advisers Act of 1940

FRANKLIN PORTFOLIO ASSOCIATES, LLC, ET AL, NOTICE OF APPLICATION
811-________
__________, 2006

Agency: Securities and Exchange Commission ("SEC").

Action: Notice of Application for Exemption Under the Investment Advisers Act of 1940, as amended (the "Act").

Applicants: Franklin Portfolio Associates, LLC ("FPA") and The Hirtle Callaghan Trust ("Trust").

Relevant Act Sections: Order requested under Section 206A of the Act for an exemption from Sections 205 of the Act, and Rule 205-1 thereunder.

Summary of Application: Applicants request an order that would permit them, to the extent necessary, to calculate a proposed fulcrum fee based on the performance of that portion of a portfolio managed by FPA ("FPA Account") measured by the change in the FPA Account's gross asset value, rather than the change in net asset value of the FPA Account, as contemplated by Rule 205-1.

Filing Dates: The application was filed on __________, 2006.

Hearing or Notification of Hearing: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on ________, 2006, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the SEC's Secretary.

Addresses: Secretary, SEC, 450 5th Street, N.W., Washington, D.C. 20549. FPA, One Boston Place, 29th Floor, Boston, Massachusetts 02108. The Trust, Five Tower Bridge, 300 Barr Harbor Drive, Suite 500, West Conshohocken, PA 19428.

For Further Information Contact: __________, Staff Attorney, at (202) 942-____, or ___________, Branch Chief, at (202) 942-____ (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference branch.

Applicant's Representations:

1. The Trust, a registered open-end management investment company, was organized by Hirtle, Callaghan & Co., Inc. ("Hirtle Callaghan") in 1994. FPA is a registered investment adviser and is not affiliated with Hirtle Callaghan or the Trust.

2. FPA serves as a portfolio manager to The Small Capitalization Equity Portfolio (the "Portfolio"), one of nine separate series that comprise the Trust. FPA, pursuant to a portfolio

management agreement, provides portfolio management services for the FPA Account, which is comprised of a portion of the assets of the Portfolio that is allocated to it by the Trust's Board of Trustees (the "Board"). FPA currently is paid 40 basis points on the FPA Account.

3. Under the proposed fee arrangement, FPA would receive a fulcrum fee, payable quarterly, calculated at an annual rate of 0.40 percent of the average daily net asset value of the FPA Account when such assets are less than $100 million or 0.35 percent of the average daily net asset value of the FPA Account when such assets are equal to or in excess of $100 million (the "Base Fee"). The Base Fee percentage would be increased or decreased by an amount equal to 10 percent of the amount by which the performance of the FPA Account has exceeded or under-performed the total return of the Russell 2000 Index, plus 40 or 35 basis points, dependent upon the assets of the FPA Account, during the 12 months immediately preceding the calculation date. The maximum annual fee payable would not exceed 70 basis points with respect to any 12 month period, while the minimum annual fee payable would be 10 basis points.

4. Applicants are seeking exemptive relief from Section 205 of the Advisers Act, and Rule 205-1 thereunder, to the extent necessary to permit (i) the calculation of the proposed fee based on the performance of the FPA Account measured by the change in the FPA Account's gross asset value, rather than the change in net asset value of the FPA Account, as contemplated by Rule 205-1, and (ii) the application of the proposed fee only to the FPA Account and not to the Portfolio as a whole.

Applicants' Legal Analysis:

1. Section 205(a)(1) of the Advisers Act generally prohibits a registered investment adviser from entering into any investment advisory agreement that provides for compensation to the adviser on the basis of a share of capital gains or capital appreciation of a client's account.

2. Section 205(b) of the Advisers Act provides a limited exception to this prohibition, permitting an adviser to a registered investment company and certain other entities to impose a performance based "fulcrum" fee.

3. Rule 205-1 under the Advisers Act defines certain terms used in Section 205 regarding the calculation of a fulcrum fee paid by an investment company to an adviser. Rule 205-1 clarifies that Section 205 of the Advisers Act requires that both (i) realized capital gains distributions and dividends from investment income paid by investment companies, and (ii) all cash distributions paid on the stocks of the companies that comprise the index of securities prices chosen to measure the relative performance of the investment company, must be treated as reinvested when calculating the "investment performance" of the investment company and the "investment record" of the index.

4. Rule 205-1 requires the calculation of the fee to be based on the change in the net asset value of the shares in question. It is the Applicants' understanding that the Commission required the fulcrum fee calculation to be based on net asset value to address the possibility that an adviser might receive a performance-based fee during a period when investment company

shareholders, due to the deduction of expenses and fees, may not have received the benefit of the performance on which the performance fee was based.

5. Applicants state that when Congress enacted Section 205 of the Advisers Act, it was concerned that investment advisers were in a position to take advantage of their advisory clients because the vast majority of investment advisers exercised a high level of control over the structuring of the advisory relationship.

6. It is Applicants' belief that Congress, in adopting and amending Section 205, and the Commission, in promulgating Rule 205-1, put into place safeguards designed to help ensure that advisory clients would not be taken advantage of by investment advisers, including the relevant provision of Rule 205-1, which requires that the investment performance be based on the change in the FPA Account's net asset value per share during the measurement period.

7. Applicants submit that the strict application of this provision of Rule 205-1 is not necessary for the protection of investors under the circumstances presented because (i) FPA has little, or no, influence over the overall management of the Trust or the Portfolio beyond the stock selection process; (ii) FPA neither acts as a distributor or sponsor for the Portfolio nor are any Board members affiliated with FPA; (iii) the proposed fee actively was negotiated at arm's length between the parties; and (iv) the proposed fee requires the performance of the FPA Account to both match an appropriate index and exceed a performance hurdle before FPA is entitled to receive any performance-based component of its fee.

8. Applicants believe that the requested exemptive relief from Section 205 and Rule 205-1 under the Advisers Act to permit the proposed Fulcrum Fee would be appropriate in the public interest and consistent with the protection of investors and the intended purposes of Section 205 and Rule 205-1.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1. Except for the requested exemptive relief, the Fulcrum Fee complies with the requirements of Section 205 of the Advisers Act.

2. Other than calculating the Fulcrum Fee in the manner described, the Fulcrum Fee complies with the requirements of Rule 205-1 under the Advisers Act.

3. The Fulcrum Fee complies with all of the requirements of Rule 205-2 under the Advisers Act.

4. To the extent FPA relies on the requested order with respect to advisory arrangements with other investment companies that it advises, those arrangements will meet the following requirements: (i) the investment advisory fee will be negotiated between FPA and the investment company or its primary investment adviser, (ii) the fee structure will contain a hurdle

that is no lower than the base fee, (iii) neither FPA nor its affiliates will serve as distributors or sponsors of the investment company, and (iv) no member of the board of the investment company will be affiliated with FPA.

For the Commission, by the Division of Investment Management, under delegated authority.

____

Secretary

END